Exhibit 99.1

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

Stantec Inc.

2010 Second Quarter Report

THREE AND SIX MONTHS ENDED JUNE 30, 2010, and 2009

STN
TSX · NYSE

Contents

i	REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
M–1	Caution Regarding Forward-Looking Statements
M–4	Core Business and Strategy
M–4	Results
M–18	Summary of Quarterly Results
M–20	Liquidity and Capital Resources
M–23	Other
M–24	Outlook
M–24	Critical Accounting Estimates, Developments, and Measures
M–28	Controls and Procedures
M–28	Risk Factors
M–28	Subsequent Events

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
F–1	Consolidated Balance Sheets
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F–4	Consolidated Statements of Cash Flows
F–5	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	Shareholder Information

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Second Quarter 2010

I am pleased to report solid, consistent performance for our Company for the second quarter of 2010. On a sequential basis, gross revenue remained stable at $371.1 million from the first quarter of 2010, net revenue increased 2.4% to $303.8 million from $296.8 million, and EBITDA increased 10.7% to $44.4 million from $40.1 million. However, compared to the second quarter of 2009, gross revenue decreased 4.4% from $388.1 million. Despite this decline, we continued to manage our business effectively, resulting in a 1.8% increase in net income from $22.3 million in the second quarter of 2009 to $22.4 million in the second quarter of 2010. With increased activity in some of our markets, particularly in Canada, we were also able to increase our overall staff levels to approximately 9,700 in the second quarter of 2010 from 9,300 at the start of the year. Compared to the second quarter of 2009, our revenue from internal growth increased in our Buildings, Transportation, and Urban Land practice areas and decreased in our Environment and Industrial practice areas.

During the second quarter of 2010, we acquired TetrES Consultants Inc., a 25-person environmental management consulting firm based in Winnipeg, Manitoba. Following the quarter-end, we completed the acquisition of three other firms, including Industry and Energy Associates, LLC, a 55-person firm based in Portland, Maine, that offers engineering and project management; WilsonMiller, Inc., a 265-person firm headquartered in Naples, Florida, that provides planning, design, and engineering; and Natural Resources Consulting, Inc., a 60-person firm based in Cottage Grove, Wisconsin, that specializes in environmental permitting and compliance support. The addition of these firms enhanced our service offerings in the environment, power, and transportation sectors and established a platform for further growth in Florida. With the completion of these acquisitions, our overall staff levels increased to more than 10,000.

Project activity during the quarter demonstrated our continuing ability to secure significant assignments in a still challenging marketplace. New project awards in our Buildings practice area included a public-private partnership (P3) assignment with the Carillion Secure Solutions team chosen to develop a new Forensic Services and Coroner’s Complex in Toronto, Ontario, for the Ontario Ministry of Community Safety and Correctional Services. This is the second P3 project we have secured with the Carillion consortium, following the Centre for Addiction and Mental Health project award in November 2009. The project will involve consolidation of the Centre for Forensic Services and Office of the Chief Coroner, including the Coroner’s Courts, into a single location, and is slated to become the first Leadership in Energy and Environmental Design (LEED)-certified forensics complex in Canada. We will be responsible for completing the architecture, interior design, buildings engineering, and sustainable design consulting for the new facility. Other new assignments in the United States and Canada reflected our expertise in health care and educational facilities design. For example, we were selected to provide the project management and architecture for a renovation of core areas of Children’s Specialized Hospital's long-term care unit in Mountainside, New Jersey. In Steinbach, Manitoba, we are leading the integrated design process and sustainability consulting for the development of a new high school complex that includes senior and junior academies as well as renovations to an existing secondary school for the Hanover School Division. Seeking to accommodate up to 1,200 students, the school division is targeting LEED Gold certification for the project.

In the Environment practice area, we secured large, long-term assignments in each of our three key sectors: geotechnical engineering, environmental permitting and remediation, and water and wastewater facility design. For example, as part of a joint venture, we were awarded an indefinite delivery/indefinite quantity contract to provide geotechnical drilling, sampling, and design services for rebuilding the hurricane protection system in New Orleans, Louisiana, for the U.S. Army Corps of Engineers, New Orleans District. This five-year, multimillion-dollar assignment is a continuation of the reconstruction of 350 miles (563

i

kilometres) of levees and floodwalls in which we have been involved following Hurricane Katrina. In the area of environmental assessment and permitting, we obtained a contract to provide regulatory support services for a transmission line expansion for AltaLink in southern Alberta. Comprising four separate lines, the expansion will create a 240-kilovolt loop to accommodate future wind generation. In the water and wastewater sector, we are part of a team selected to complete the detailed design of full-scale enhancements and upgrades to the Dublin Road Water Plant for the City of Columbus, Ohio. The project will increase the plant’s treatment capacity from 65 million US gallons to 90 million US gallons (250 megalitres to 340 megalitres) per day and may include membrane processes, high-rate clarification, and residual handling and disposal, among other technologies. In addition, our project scope encompasses the upgrade and replacement of the plant’s existing electrical service, including the electrical switchgear and transformers. During the second quarter, we also began to secure assignments to provide safety management and oversight, waste disposal coordination, and biological services related to the cleanup and containment of the oil spill in the Gulf of Mexico. We anticipate being involved in further work related to the spill over the coming months.

In the Industrial practice area, we continued to work with Canada Post Corporation on its multiyear, multibillion-dollar Postal Transformation Program, which aims to modernize Canada Post operations across Canada. To help the corporation establish and run national and regional program management offices, we are providing project planning, control, and advisory services and implementing scope definition and risk management processes. Our work with the corporation also includes industrial engineering support for mail sorting, prestart health and safety reviews, environmental due diligence for land acquisitions, and facility assessment services. New project awards in the practice area highlighted our growing ability to take on large projects for major clients in both the traditional and renewable energy sectors. In the oil and gas market, we were contracted to complete the engineering design services required for connecting oil transmission pipelines between two Enbridge facilities at Hardisty, Alberta, and for converting parts of one Hardisty facility into working tankage for storing Enbridge customer crude oil. This is the most recent of many projects we have undertaken for Enbridge. In the renewable energy market, we were selected as part of a team responsible for helping Laidlaw Berlin BioPower convert a chemical recovery boiler at a former pulp mill in Berlin, New Hampshire, into a biomass boiler. The biomass boiler will burn wood chips and biomass to generate power for sale to Public Service of New Hampshire, the regional utility company. Our project scope includes the balance of the plant engineering for the boiler conversion, air quality control equipment, and steam turbine generator and the design of a wood yard to contain the equipment for processing and storing incoming wood chips and biomass. Once operational, the Berlin biomass-energy power plant is expected to use approximately 900,000 tons (815,000 tonnes) of clean whole tree wood chips and biomass per year to generate approximately 70 megawatts of electricity, becoming one of the largest biomass-energy facilities in the United States. Similarly, in Haldimand County, Ontario, we are providing permitting, renewable energy approval, surveying, and preliminary engineering services for the development of the Grand Renewable Energy Park for Samsung Renewable Energy Inc. The park, Samsung’s first in Canada, will include a 140-megawatt wind farm and a 100-megawatt photovoltaic solar project, as well as a 20-kilometre (12.4-mile)-long 230-kilovolt transmission line to transfer the renewable energy it generates to the Ontario electricity grid.

New activity in the Transportation practice area was focused in the roadway, transit, and bridge sectors. Most notable in the roadway sector was the award of the Stoney Trail Southeast project in Calgary, Alberta, which is being delivered through a P3. Stoney Trail is Calgary’s new ring road. Our role on the project team is to design the roadworks and structures for the Highway 22X portion of the project, including approximately 11 kilometres (6.8 miles) of divided highway, four major interchanges, one freeway-to-freeway interchange, and 14 bridge structures and associated retaining walls, as well as drainage and lighting. The southeast section of Stoney Trail will be opened to traffic in the fall of 2013. In the transit sector, we secured a contract to complete structural engineering and construction support services for the development of a new New York City Transit subway entrance at Barclay’s Center, the future home of the NBA’s New Jersey Nets basketball team, in

ii

Brooklyn, New York. We will also provide civil engineering design services for infrastructure and site work improvements in support of the arena development. Also in New York, we were tasked with providing construction inspection services over the next five years for a range of bridge replacement or rehabilitation projects, along with highway reconstruction projects, within the lower Hudson Valley for the New York State Department of Transportation. In addition, we were awarded several biennial bridge inspection assignments in New York and New Jersey during the quarter.

Noteworthy project awards in our Urban Land practice area included an assignment to provide engineering and geomatics services for the continuation of Crestmont, a municipal development that will eventually span up to three quarter sections of raw land in Calgary, Alberta, for Qualico. One of the challenges of this 10-year project is the area’s steep terrain, which will require us to use low-impact development techniques in designing the stormwater management systems. In Orlando, Florida, we are using our expertise in sports consulting to renovate the playing surface at the historic Florida Citrus Bowl with in-filled synthetic turf. Host to two college football bowls and other events, the stadium must be ready for a nationally televised college football game in September. To condense the project schedule and minimize costs and energy impacts, we are developing a field profile that will allow most of the existing field base and drainage to remain in place and be reused. During the second quarter, we were also contracted to design an artificial turf playing surface for Warrior Field at the University of Waterloo in Waterloo, Ontario.

Overall, the second quarter of 2010 was a positive, active quarter for our Company, generating solid results in line with our expectations for the year to date. Our performance was consistent on a sequential basis with that of the first quarter of 2010, and we are on target to achieve modest growth in the remainder of the year. As always, this performance was a result of our staff’s hard work and dedication to our vision to become and remain a top 10 global design firm.

Bob Gomes, P.Eng.
President & CEO
July 30, 2010

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 30, 2010

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended June 30, 2010, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2010, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2009 Financial Review, and the Report to Shareholders contained in our 2010 Second Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2009. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2010 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2009 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2010 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2010 are listed in the Outlook section of our 2009 Financial Review. The following information updates and, therefore, supersedes those assumptions, as well as the assumptions contained in our Management’s Discussion and Analysis for the first quarter of 2010 under the Assumptions subheading.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On June 30, 2010, the Canadian dollar closed at US$0.94, representing a 1.1% decrease since December 31, 2009. The average interest rate on our revolving credit facility was 2.94%, representing a 14.0% decrease since December 31,

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

2009. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2010 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2010, was 38.9% compared to 39.0% for the year ended December 31, 2009, as further explained on page M-18.

In our 2009 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to increase to 164,900 units in 2010. The CMHC has since revised its forecast to 182,000 units in 2010.

In our 2009 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 560,000 units in 2010. This forecast has since been revised to 526,000 units in 2010.

During the second quarter of 2010, the Bank of Canada raised the overnight target rate to 0.75% from the 0.25% rate published in our 2009 Financial Review.

During the second quarter of 2010, the U.S. Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 2.1% to an increase of 2.2% in 2010.

In addition, during the second quarter of 2010, the Conference Board of Canada revised its forecasted GDP growth from an increase in real GDP of 2.7% to an increase of 3.7% in 2010.

Outlooks for each of our practice areas for the remainder of 2010 can be found in the Results section of this Management’s Discussion and Analysis. These outlooks are the same as those included in our 2009 Financial Review, with the exception of the modest growth previously expected in our Buildings and Transportation practice areas. The outlook for the remainder of 2010 for our Environment and Industrial practice areas is modest growth, and the outlook for our Buildings, Transportation, and Urban Land practice areas is stable. In establishing the outlook for our Buildings practice area, we assume that our capabilities in the health care sector will position us well for the public-private partnership (P3) market in Canada. We have developed the outlook for our Environment practice area assuming that our expanded capabilities and critical mass in numerous regions and sectors will enable us to attract larger and longer-term projects. In outlining the outlook for our Industrial practice area, we assume that oil, gas, and commodity prices will remain stable or continue to increase. We also assume a continued government and public interest in carbon mitigation, renewable energy, and sustainability initiatives. In establishing the outlook for our Transportation practice area, we assume that the US and Canadian stimulus packages have prevented the deferral of projects and accelerated some construction-ready projects and that this will remain the case for 2010. We also assume that decreasing tax revenues and increasing state deficits in the United States will impact future US transportation funding. We do not believe that short-term extensions to US transportation legislation will provide long-term certainty for state and municipal planning and funding, especially in relation to large capital expenditures. We expect that this issue will not be resolved until late 2010 at a minimum, which could delay or postpone projects. Finally, in outlining the outlook for our Urban Land practice area, we assume that housing starts will remain strong in Canada and that they will continue to increase in the United States as forecast by the CMHC and NAHB, respectively.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 30, 2010, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2010, it is our

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our objective, from 2010 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect will result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q2 10 from those described on pages M-4 to M-10 of our 2009 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q2 10

The second quarter showed signs of growth on a sequential basis since, compared to Q1 10, our net revenue increased 2.4% to $303.8 million, EBITDA increased 10.7% to $44.4 million, and income before income taxes increased 12.9% to $31.6 million. We noted increased activity in the Canadian market during the quarter; however, economic recovery was slower than expected in the United States. With increased activity in 2010, we increased our staff levels to approximately 9,700 from 9,300 at the end of 2009. Compared to Q2 09, we reported an increase in internal revenue growth in our Buildings, Transportation, and Urban Land practice areas and a decrease in internal revenue growth in our Environment and Industrial practice areas as more fully discussed on pages M-8 to M-14. Despite gross revenue declining 4.4% to $371.1 million compared to Q2 09, we were able to reduce our costs and increase our net income 1.8% from $22.3 million in Q2 09 to $22.7 million in Q2 10. In addition, our cash flows from operations increased $20.5 million from $3.9 million in Q2 09 to $24.4 million in Q2 10. Our diluted earnings per share remained stable from Q2 09 to Q2 10 at $0.49.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

The following table summarizes key financial data for Q2 10 and Q2 09 and for the first two quarters of 2010 and 2009:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2010	2009	Change $	Change %	2010	2009	Change $	Change %

Gross revenue	371.1	388.1	(17.0)	(4.4%)	742.7	792.9	(50.2)	(6.3%)
Net revenue	303.8	318.1	(14.3)	(4.5%)	600.6	661.4	(60.8)	(9.2%)
Net income	22.7	22.3	0.4	1.8%	36.4	43.0	(6.6)	(15.3%)
Earnings per share – basic	0.50	0.49	0.01	2.0%	0.80	0.95	(0.15)	(15.8%)
Earnings per share – diluted	0.49	0.49	0	0%	0.79	0.94	(0.15)	(16.0%)
EBITDA (note 1)	44.4	44.8	(0.4)	(0.9%)	84.5	90.2	(5.7)	(6.3%)
Cash flows from (used in) operating activities	24.5	3.9	20.6	n/m	15.1	(26.7)	41.8	n/m
Cash flows used in investing activities	(4.7)	(5.4)	0.7	n/m	(15.9)	(77.6)	61.7	n/m
Cash flows from (used in) financing activities	(6.8)	(4.4)	(2.4)	n/m	16.5	14.6	1.9	n/m

n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

Our gross revenue decreased by 4.4% from $388.1 million to $371.1 million, and our net income increased by 1.8% from $22.3 million in Q2 09 to $22.7 million in Q2 10. Our basic earnings per share increased from $0.49 in Q2 09 to $0.50 in Q2 10, and our diluted earnings per share remained stable at $0.49. Our Q2 10 results compared to our Q2 09 results were affected by the following:

•	The decline in gross revenue was impacted by foreign exchange and a slower than anticipated economic recovery in the United States as more fully discussed in the Results section below.

•
Our administrative and marketing expenses as a percentage of net revenue decreased to 41.1% from 41.3% mainly due to increased efficiencies, fewer integration activities, and fewer one-time costs associated with severances and the downsizing of certain operations in Q2 10 compared to Q2 09.

•	Our interest expense decreased by $0.7 million as a result of having less long-term debt throughout Q2 10 compared to Q2 09.

The following highlights other key activities and initiatives in the second quarter ended June 30, 2010:

•
On April 30, 2010, we acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES), which added approximately 25 staff to our Company. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm will strengthen our environmental services in Canada.

•
During the second quarter of 2010, as part of our long-term financing strategy, we filed a short-form shelf prospectus with all securities regulatory authorities in Canada and a corresponding base shelf registration statement with the U.S. Securities and Exchange Commission. In managing our capital structure, our long-term strategy is to ensure that we have sufficient flexibility and capacity to support our future needs. We are currently renegotiating our revolver credit facility and believe that this shelf prospectus will supplement our debt financing capacity, if necessary. Pursuant to the prospectus, we may issue up to $300 million in common shares from

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

time to time during a 25-month period effective May 6, 2010. During the second quarter, we did not issue any common shares pursuant to the shelf prospectus.

•
During the second quarter of 2010, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 2,287,166 common shares during the period of June 1, 2010, to May 31, 2011, representing approximately 5.0% of our shares outstanding. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

•
Following the quarter, on July 2, 2010, we acquired the shares and business of Industry and Energy Associates, LLC (IEA), which added approximately 55 staff to our Company. The acquisition of IEA, headquartered in Portland, Maine, enhances our expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start up services for the energy market.

•
Following the quarter, on July 23, 2010, we acquired the shares and business of WilsonMiller, Inc., which added approximately 265 staff to our Company. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private clients.

•
Following the quarter, on July 30, 2010, we acquired the net assets and business of Natural Resources Consulting, Inc. (NRC), which added approximately 60 staff to our Company. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthens our Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

Results compared to 2010 targets
In our 2009 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2010. The following is an indication of our progress toward these targets:

Measure	2010 Expected Range	Actual Q2 10 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.6% ✓
Administrative and marketing expenses as % of net revenue	Between 41.0 and 43.0%	41.6% ✓
Net income as % of net revenue	At or above 6%	6.1% ✓
Effective income tax rate	Between 32.5 and 34.5%	38.9% Ï
Return on equity (note 1)	At or above 14%	8.9% Ï
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.40 ✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt and bank indebtedness less cash, all divided by shareholders’ equity.
✓ Met our target
X Did not meet target

Year to date, we met our targets for 2010 except for our effective income tax rate and return on equity. These two targets were affected by the Q1 10 tax impact of the reorganization of our corporate tax structure. Excluding the impact of this reorganization, our effective tax rate would have been 28.5%. Since the impact of the reorganization was all reflected in the first quarter, we anticipate a lower effective tax rate for the rest of 2010. We believe that we

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

will be within our expected targeted range of 32.5 to 34.5% by the end of the fiscal year. In addition, our return on equity was impacted by the goodwill impairments recorded in prior years.

Balance Sheet
Our total assets increased by $30.6 million from December 31, 2009. This increase was principally due to a $16.1 million increase in cash and cash equivalents, a $15.5 million increase in accounts receivable and in costs and estimated earnings in excess of billings, and a $6.9 million increase in goodwill primarily as a result of growth from acquisitions and the weakening of the Canadian dollar against the US dollar as further explained below. Income taxes recoverable also increased by $11.2 million mainly due to the timing of 2010 tax installments. These increases were partially offset by a $5.3 million decrease in other assets and a $12.1 million decrease in future income taxes. Future income tax assets decreased partly due to the use of US tax loss carryforwards in Q1 10. We utilized these tax loss carryforwards to reduce the cash tax payable resulting from the reorganization of our corporate tax structure as further explained in the Income Taxes section below.

Our total liabilities decreased by $8.1 million from December 31, 2009, because of a $23.3 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments for annual employee bonuses in Q1 10. Our billings in excess of costs and estimated earnings also decreased by $14.5 million, and our future income taxes decreased by $2.5 million. Our notes payable decreased by $20.7 million mainly because of the payment of notes for the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford), McIntosh Engineering Holdings Corporation (McIntosh), and RHL Design Group, Inc. acquisitions. These decreases were partially offset by a $46.1 million increase in our revolving credit facility to finance operations and acquisitions.

In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased due to the weakening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.94 at June 30, 2010.

Our shareholders’ equity increased by $38.8 million from December 31, 2009. This increase was mainly due to $36.4 million in net income earned in the first half of 2010, a $1.1 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), $1.0 million in share options exercised for cash, and a $1.3 million increase in stock-based compensation expense. The increase was also due to a $3.8 million increase in other comprehensive income attributable to currency translation adjustments. These adjustments represent unrealized foreign exchange gains and losses that occur when translating the operations of our self-sustaining US subsidiaries into Canadian dollars. The increases were partially offset by a $4.9 million repurchase of shares under our normal course issuer bid.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results for the second quarter of 2010 and for the first two quarters of 2010 compared to the same periods in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

	Quarter ended June 30				Two quarters ended June 30
			Percentage				Percentage
			Increase				Increase
	% of Net Revenue		(Decrease) *		% of Net Revenue		(Decrease) *
	2010	2009	2010 vs. 2009		2010	2009	2010 vs. 2009

Gross revenue	122.2%	122.0%	(4.4%)		123.7%	119.9%	(6.3%)
Net revenue	100.0%	100.0%	(4.5%)		100.0%	100.0%	(9.2%)
Direct payroll costs	44.3%	44.4%	(4.9%)		44.4%	44.0%	(8.5%)
Gross margin	55.7%	55.6%	(4.2%)		55.6%	56.0%	(9.8%)
Administrative and marketing expenses	41.1%	41.3%	(4.8%)		41.6%	42.2%	(10.5%)
Depreciation of property and equipment	1.9%	1.9%	(6.6%)	**	1.9%	1.8%	(9.7%)	**
Amortization of intangible assets	1.0%	1.4%	(28.6%)	**	1.3%	1.6%	(24.0%)	**
Impairment of intangible assets	0.6%	0.0%	100.0%		0.3%	0.0%	100.0%
Net interest expense	0.7%	1.0%	(23.3%)		0.7%	1.0%	(37.5%)
Share of income from associated companies	(0.2%)	(0.2%)	20.0%		(0.2%)	(0.1%)	50.0%
Foreign exchange losses	0.3%	0.4%	(42.9%)		0.2%	0.3%	(45.0%)
Other income	(0.1%)	(0.1%)	0.0%		(0.1%)	0.0%	(33.3%)
Income before income taxes	10.4%	9.9%	0.3%		9.9%	9.2%	(2.3%)
Income taxes	2.9%	2.9%	(3.3%)		3.8%	2.7%	28.9%
Net income for the period	7.5%	7.0%	1.8%		6.1%	6.5%	(15.3%)
* % increase calculated based on the dollar change from the comparable period.
** Depriciation for certain software was reclassified from depriciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.

The following section outlines certain factors that affected the results of our operations in the second quarter of 2010 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2010.

Gross and Net Revenue
The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as internal growth.

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.97 in Q2 10 compared to US$0.86 in Q2 09, representing a 12.8% increase. This strengthening of the Canadian dollar had a negative effect on the revenue we reported in Q2 10 compared to Q2 09 and on a year-to-date basis.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first two quarters of 2010 compared to the same periods in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

	Quarter ended	Two quarters
Gross Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2010 vs. 2009	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	6.8	12.6
Internal growth	(5.4)	(14.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(18.4)	(48.8)

Total net decrease in gross revenue	(17.0)	(50.2)

	Quarter ended	Two quarters
Net Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2010 vs. 2009	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	6.0	10.7
Internal growth	(5.2)	(31.7)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(15.1)	(39.8)

Total net decrease in net revenue	(14.3)	(60.8)

The net decrease in gross revenue was $17.0 million for Q2 10 over Q2 09 due to an $18.4 million impact of foreign exchange rates on revenue earned by foreign subsidiaries and a $5.4 million decline in internal growth, offset by $6.8 million in acquisition growth. The increase in acquisition gross and net revenue in Q2 10 compared to the same quarter last year was due to the revenue earned in Q2 10 attributed to the Granary Associates, Inc. acquisition completed in Q4 09, the PCGI acquisition completed in Q1 10, and the TetrES acquisition completed in Q2 10. The decline in internal growth in Q2 10 compared to Q2 09 was experienced in our Environment and Industrial practice areas as described below.

Gross revenue earned in Canada during Q2 10 increased to $224.0 million compared to $219.8 million in Q2 09. Gross revenue generated in the United States during Q2 10 declined to $141.6 million compared to $160.7 million in

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

the same period last year. Our revenue in the United States decreased in general from Q2 09 to Q2 10 due to the overall economic slowdown. US revenue decreased in particular in our Environment, Industrial, and Urban Land practice areas. Revenue in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2009 and 2010.

The following table summarizes the growth or decline in gross revenue by practice area for the second quarter of 2010 and for the first two quarters of 2010 compared to the same periods in 2009:

Practice Area Gross Revenue
		Quarter ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2010 vs.
	2010	Revenue	2009	Revenue	2009
	(millions of C$)		(millions of C$)

Buildings	79.4	21.4%	69.7	18.0%	13.9%
Environment	143.7	38.7%	165.8	42.7%	(13.3%)
Industrial	59.3	16.0%	63.8	16.4%	(7.1%)
Transportation	46.7	12.6%	47.6	12.3%	(1.9%)
Urban Land	42.0	11.3%	41.2	10.6%	1.9%

Total Consulting Services	371.1	100.0%	388.1	100.0%	(4.4%)

		Two quarters ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2010 vs.
	2010	Revenue	2009	Revenue	2009
	(millions of C$)		(millions of C$)

Buildings	161.5	21.7%	145.3	18.3%	11.1%
Environment	293.5	39.5%	323.9	40.9%	(9.4%)
Industrial	118.0	16.0%	135.0	17.0%	(12.6%)
Transportation	89.4	12.0%	96.0	12.1%	(6.9%)
Urban Land	80.3	10.8%	92.7	11.7%	(13.4%)

Total Consulting Services	742.7	100.0%	792.9	100.0%	(6.3%)

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Change in Practice Area Gross Revenue
	Quarter ended June 30, 2010 vs. 2009
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	9.7	5.8	5.3	(1.4)
Environment	(22.1)	0.4	(13.4)	(9.1)
Industrial	(4.5)	0.6	(3.0)	(2.1)
Transportation	(0.9)	0.0	2.5	(3.4)
Urban Land	0.8	0.0	3.2	(2.4)

Total	(17.0)	6.8	(5.4)	(18.4)

	Two quarters ended June 30, 2010 vs. 2009
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	16.2	11.4	8.9	(4.1)
Environment	(30.4)	0.4	(7.9)	(22.9)
Industrial	(17.0)	0.8	(11.9)	(5.9)
Transportation	(6.6)	0.0	2.2	(8.8)
Urban Land	(12.4)	0.0	(5.3)	(7.1)

Total	(50.2)	12.6	(14.0)	(48.8)

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

The following lists the acquisitions completed in 2009 and 2010 that impacted specific practice areas year to date:

•	Buildings: Granary Associates, Inc. (October 2009)
•	Industrial: PCGI (March 2010)
•	Environment: TetrES (April 2010)

Buildings. Gross revenue for the Buildings practice area increased by 13.9% in Q2 10 compared to Q2 09 and by 11.1% year to date in 2010 compared to 2009. Of the $16.2 million increase year to date, $11.4 million was due to acquisitions, and $8.9 million was due to internal growth, offset by a $4.1 million foreign exchange impact. During the quarter, the Buildings practice area continued to actively pursue and secure opportunities in the P3 market. For example, we were part of the Carillion Secure Solutions team chosen to develop the new Forensic Services and Coroner’s Complex in Toronto, Ontario. Our responsibilities include full integrated design services—architecture, interior design, electrical and structural engineering, and sustainable design consulting. This is the second P3 project we have secured with the Carillion consortium, following the Centre for Addiction and Mental Health project award in November 2009. During Q2 10, despite some softening of the British Columbia market and the slow recovery of the US economy, we continued to secure significant projects in Canada and several projects in the United States showcasing our expertise in health care and educational facility planning and design. For example, we were chosen to provide the architectural and structural, mechanical, and electrical engineering services for the design of Copper Sky Lodge, an assisted living facility in Spruce Grove, Alberta. In addition, we secured a project to renovate the core areas of Children’s Specialized Hospital’s long-term care unit in Mountainside, New Jersey. During the quarter, we were also awarded several projects with Canadian and US banks, which will add a new area of expertise to our service offerings.

We believe that the outlook for the Buildings practice area is stable for the remainder of the year. We will continue to focus on our key areas of competency and to use our success in the Canadian health care market to strengthen our position in the United States. We are also implementing strategic initiatives to position ourselves to take advantage of the recovering commercial and retail markets. We continue to look for acquisition opportunities that will allow us to grow our platform in the United States.

Environment. Gross revenue for the Environment practice area decreased by 13.3% in Q2 10 compared to Q2 09 and by 9.4% year to date in 2010 compared to 2009. Of the $30.4 million decrease year to date, $22.9 million was due to the impact of foreign exchange, and $7.9 million was due to a decline in internal growth, offset by $0.4 million due to acquisitions. The decline in internal growth year to date in 2010 over 2009 was mainly due to a time lag between the completion of several large projects and the commencement of replacement projects in 2010 compared to the very strong start the practice area experienced in 2009. With the addition of TetrES, we strengthened our environmental services in Canada. As our geographic footprint and competitive profile increase, we become more able to pursue and win larger, multiyear, and higher-profile projects. For example, we were awarded a significant multiyear contract with the U.S. Army Corps of Engineers, New Orleans District. As part of a four-firm joint venture, we will provide geotechnical drilling, sampling, and design services in support of continuing efforts to rebuild 350 miles (563 kilometres) of levees and floodwalls affected by Hurricane Katrina. During the quarter, the practice area continued to secure significant projects in the water and wastewater markets. As well, water quality regulation continues to present opportunities for this practice area. For example, we secured a contract to complete the detailed design of full scale enhancements and upgrades to the Dublin Road Water Plant in Columbus, Ohio. We also continued to pursue and win regulatory and permitting projects in support of energy sector clients. For example,

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

we obtained a contract to provide regulatory support services for AltaLink Management Ltd.’s Southern Alberta Transmission Reinforcement project in Alberta. The practice area also began to secure assignments to provide safety management and oversight, waste disposal coordination, and biological services related to the cleanup and containment of the oil spill in the Gulf of Mexico. We anticipate being involved in further work related to the Gulf oil spill over the coming months. As well, we are providing environmental science, permitting, geomatics, and geotechnical engineering design services to shale gas exploration and distribution companies in New Brunswick, Canada, and the northeastern United States.

We believe that the outlook for the Environment practice area is modest growth for the remainder of the year. The practice area’s expanded footprint since 2009 places it in a top 10 category among world environmental service providers, and we expect that our enhanced size, presence, and reputation in the environment market will continue to increase our share of larger, long-term projects with national and international scope in 2010.

Industrial. Gross revenue for the Industrial practice area decreased by 7.1% in Q2 10 compared to Q2 09 and by 12.6% year to date in 2010 compared to 2009. Of the $17.0 million decrease year to date, $11.9 million was due to a decrease in internal growth, and $5.9 million was due to the impact of foreign exchange, offset by $0.8 million due to acquisitions. The decline in internal growth was mainly due to the general economic slowdown in 2009, resulting in lower backlog. In addition, this practice area experienced strong first two quarters in 2009 compared to the last two quarters. In response to these market conditions, the practice area reduced staff levels throughout 2009, leading to organic retraction. In 2010, the practice area saw an increase in staff numbers compared to Q4 09, partly due to increased activity in the mining and resource sectors. The stabilization of commodity pricing for minerals and oil and gas during the quarter led to increased activity in terms of the number of proposals submitted and projects awarded in the industry. For example, as activity in the energy sector increased, we secured a project to provide engineering design services for connecting oil transmission pipelines between two Enbridge facilities at Hardisty, Alberta, and for converting parts of one Hardisty facility into working tankage to store Enbridge customer crude oil. The practice area also worked on a number of mining projects for global clients in the quarter and continued to strengthen its reputation in the renewable energy sector. For example, we were chosen to provide permitting, renewable energy approval, surveying, and preliminary engineering services for the development of Samsung Renewable Energy Inc.’s Grand Renewable Energy Park in Haldimand County, Ontario. The park will include a 140-megawatt wind farm and a 100-megawatt photovoltaic solar project. We also secured a project to provide engineering services for a “power from biomass” project in Berlin, New Hampshire. Once complete, the Berlin biomass-energy power plant will be one of the largest and most environmentally sound biomass-energy facilities in the United States. In addition, we continued to be active in the program and project management market during the quarter. For example, we are providing project planning, control, and advisory services and implementing scope definition and risk management processes for Canada Post Corporation’s Postal Transformation Program, which aims to modernize Canada Post operations across Canada.

We believe that the outlook for our Industrial practice area is modest growth for the remainder of the year. The addition of IEA expands our opportunities in the energy sector; however, the speed of recovery in the United States may impact our future work in the power sector. The U.S. Environmental Protection Agency is proposing new rules for regulating coal-combustion residuals from power plants, which, if passed, will increase opportunities for our Industrial practice area. With the stabilization of commodity prices, we expect continued activity in the mining and resource sectors. We believe that we are well positioned to take advantage of opportunities that may arise from an economic recovery due to our geographic diversity and recognized expertise in the industrial marketplace.

Transportation. Gross revenue for the Transportation practice area decreased by 1.9% in Q2 10 compared to Q2 09 and by 6.9% year to date in 2010 compared to 2009. This practice area increased its revenue from internal growth by $2.2 million year to date in 2010 compared to 2009, but this revenue growth was offset by an $8.8 million foreign exchange impact. Winning a mixture of projects during the quarter, ranging from large P3 assignments to medium and small roadway, transit, and bridge rehabilitation projects, contributed to a historically strong backlog

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

level. This practice area continued to generate revenue from P3 clients during the pursuit phase of P3 projects and is also generating revenue in the execution phase. For example, during Q2 10, we were part of a team that was awarded the Stoney Trail Southeast project in Calgary, Alberta. Our services will include the design of the roadworks and structures for the Highway 22X portion of the project, including approximately 11 kilometres (6.8 miles) of divided highway, four major interchanges, one freeway-to-freeway interchange, and 14 bridge structures and associated retaining walls, as well as drainage and lighting. In addition, we continued to work on rail and transit projects across North America. During the quarter, we obtained a contract to provide structural engineering and construction support services for a new New York City transit subway entrance at Barclay’s Center, the future home of the NBA’s New Jersey Nets basketball team, in Brooklyn, New York. We will also provide civil engineering design services for infrastructure and site work improvements in support of the area development. Aging infrastructure continues to create an ongoing need for rehabilitation projects, and we believe that we are well positioned to secure assignments of this nature. For example, during the quarter, the Transportation practice area secured a number of bridge inspection and rehabilitation projects in the northeastern United States.

We believe that the outlook for the Transportation practice area is stable for the remainder of the year. Overall, we expect our Rail and Transit groups to experience increased activity in 2010. The short-term extension of federal transportation legislation in the United States will also help to maintain activity levels in 2010; however, decreased tax revenues, state and provincial deficits, and the lack of long-term transportation funding legislation in the United States may cause delays in many planned transportation projects moving forward. Due to these delays, this practice area may rely on more local, smaller projects in the United States for the remainder of the year.

Urban Land. Gross revenue for the Urban Land practice area increased by 1.9% in Q2 10 compared to Q2 09 and declined by 13.4% year to date in 2010 compared to 2009. Of the $12.4 million decrease year to date, $7.1 million was due to the impact of foreign exchange, and $5.3 million was due to a decline in revenue from internal growth. This practice area experienced significant retraction in revenue throughout 2009. In 2010, we see this trend reversing with continued revenue growth quarter over quarter. Revenue for the second quarter of 2010 increased $3.7 million over that for the first quarter. We believe that this trend will continue throughout the second half of the year. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 69% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. Staff numbers in this practice area increased during the quarter due to improved opportunities in the industry. Single-family housing starts in the United States remained relatively stable during the first half of 2010 compared to the end of 2009. However, single-family housing starts in Canada increased back to historic average levels; therefore, the practice area took advantage of renewed opportunities in the Canadian residential market. For example, during Q2 10, we secured a project to provide engineering and geomatics services for a municipal development, Crestmont, for Qualico Developments West Ltd. in Calgary, Alberta. In the United States, we continued to pursue non-residential work to supplement our residential project backlog. For example, we are designing artificial turf fields at the historic Florida Citrus Bowl in Orlando, Florida, and at the University of Waterloo’s Warrior Field in Waterloo, Ontario. The practice area continued to provide light detection and ranging (LIDAR) scanning—an optical remote sensing technology—for projects in the United States. During the quarter, we were contracted to complete the LIDAR scanning of Tappan Zee Bridge in New York, New York.

Due to the forecasted recovery of the residential sectors in the United States and Canada, we believe that the outlook for our Urban Land practice area is stable for the remainder of the year. In 2010, we expect to continue to diversify our client base and to build and leverage our reputation with the public sector.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2009 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.7% in Q2 10 compared to 55.6% in Q2 09. The year-to-date gross margin was 55.6% for 2010 compared to

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

56.0% for 2009. In the second quarter of 2010 compared to Q2 09, our gross margin percentages slightly increased in all practice areas except for Buildings as further explained below. Our year-to-date gross margin for 2010 was within the target range of 54.5 to 56.5% set out in our 2009 Financial Review. Our year-to-date gross margin percentages decreased in all practice areas except Environment and Urban Land. This decline was mainly due to the mix of projects, the impact of competitive pressures, and the pursuit of P3 opportunities in the quarter as further explained below.

The following table summarizes our gross margin percentages by practice area for Q2 10 and Q2 09 and on a year-to-date basis for 2010 and 2009.

Practice Area Gross Margin
	Quarter ended June 30		Two quarters ended
	2010	2009	2010	2009

Buildings	57.1%	58.3%	57.2%	58.3%
Environment	57.2%	56.6%	57.1%	57.0%
Industrial	50.5%	50.4%	50.3%	51.9%
Transportation	54.0%	53.4%	53.5%	53.8%
Urban Land	57.8%	57.2%	57.6%	57.0%

The change in gross margin percentages in Q2 10 compared to Q2 09 was due to the following:

•
In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the decrease in gross margin was a reflection of increased competition, the softening of the British Columbia market, and increased activity relating to the pursuit of P3 opportunities. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

Administrative and Marketing Expenses
Our administrative and marketing expenses as a percentage of net revenue were 41.1% for Q2 10 compared to 41.3% for Q2 09. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 41.6% for 2010 compared to 42.2% for 2009, falling within our expected range of 41.0 to 43.0%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Our administrative labor as a percentage of net revenue was lower in Q2 10 compared to Q2 09 because we achieved increased efficiencies and carried out fewer integration activities during the quarter. In Q2 09, we were in the process of integrating staff from the Jacques Whitford acquisition and incurred one-time costs such as severance payments, especially for staff in our Industrial and Urban Land practice areas and in our administrative support groups, as well as other costs associated with the downsizing of operations.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the four to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2009 Financial Review. As at June 30, 2010, $3.2 million of the $65.0 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q2 10 and Q2 09 and on a year-to-date basis for 2010 and 2009.

Intangibles
	Quarter ended			Two quarters ended
	June 30			June 30
(In thousands of Canadian dollars)	2010	2009		2010	2009

Amortization of client relationships	671	1,115		2,333	2,599
Amortization of backlog	1,229	1,573		2,461	5,365
Software	1,330	786	*	2,820	1,598	*
Other	(313)	776		245	864

Total amortization of intangible assets	2,917	4,250		7,859	10,426
* Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.

In accordance with our accounting policies, we review our intangible assets at each reporting date to determine whether there is an indicator of impairment. If an indication of impairment exists, the intangible asset is tested for recoverability. The determination of recoverability is based on an estimate of undiscounted cash flows. If the carrying value of the intangible asset exceeds the recoverable amount then the fair value of the intangible asset is determined. An impairment loss is recorded based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, we update future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.

During Q2 10, we recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in our New York, New York, office. The remaining carrying value of these certain client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

Our amortization of intangible assets decreased by $1.3 million in Q2 10 compared to Q2 09 and by $2.6 million year to date in 2010 compared to the same period last year. In Q2 10, the categories of “amortization of client relationships” and “other” were affected by a reversal of amortization on the portion of the intangible assets that were impaired. Also, the amortization for Q2 10 and for the first two quarters of 2010 decreased compared to the same periods in 2009 because the RHL Design Group, Inc., SII Holdings, Inc. (Secor), Vollmer Associates LLP, and Fuller, Mossbarger, Scott & May Engineers backlog balances were fully amortized during 2009 and, therefore, were not carried into 2010. Based on the unamortized intangible asset balance remaining at the end of Q2 10, we expect our amortization expense for intangible assets for the full year 2010 to be in the range of $15.5 to $16.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q2 10.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Net Interest Expense
The $0.7 million decrease in our net interest expense in Q2 10 compared to Q2 09 and the $2.4 million decrease year to date resulted from having less long-term debt throughout the second quarter of 2010, offset by having higher interest rates over the same period. As at June 30, 2010, $180.7 million was outstanding on our credit facility versus $230.8 million outstanding as at June 30, 2009. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market indications and forecasts as at June 30, 2010, was a loss of $398,000 net of tax. Because we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the loss in fair value since the hedge’s inception in accumulated other comprehensive income. As at June 30, 2010, $106.4 million of our bank loan was payable in US funds (US$100.0 million), and $74.3 million was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 2.94% at June 30, 2010, compared to 2.60% at June 30, 2009. We estimate that, based on our credit facility balance at June 30, 2010, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $67,000 for the quarter and by $133,000 year to date and decrease our basic earnings per share by less than $0.01 for the quarter and year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Losses (Gains)
During Q2 10, we recorded a $0.8 million foreign exchange loss compared to a $1.4 million loss in Q2 09. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at June 30, 2010, we had entered into foreign currency forward contracts that provided for the purchase of US$58.0 million at rates ranging from 1.06030 to 1.06339 per US dollar maturing over the next two months. The fair value of the forward contracts, estimated using third-party market indications and forecasts as at June 30, 2010, was a $101,000 unrealized gain. These forward contracts are categorized as held for trade; therefore, the unrealized gain was recorded in income as a component of foreign exchange.

During the first two quarters of 2010, we recorded a $3.8 million gain in our currency translation adjustments in other comprehensive income compared to an $18.4 million loss during the same period in 2009. This unrealized gain and loss arose when translating the operations of our US-based subsidiaries. The gain during the first two quarters of 2010 was due to the weakening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.94 at June 30, 2010.

We estimate that, due to a slight net exposure at June 30, 2010, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter and year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Income Taxes
Our effective income tax rate for the first two quarters of 2010 was 38.9% compared to 39.0% for the year ended December 31, 2009. The 2009 effective income tax rate was impacted by a $35.0 million non-deductible charge to income for the goodwill impairment recorded in 2009. Without the impact of this charge, our effective income tax rate for 2009 would have been 28.2%. The increase in our effective income tax rate from 28.2% in 2009 to 38.9% in the first two quarters of 2010 was due to a reorganization of our corporate tax structure in January 2010. This reorganization resulted in a gain for tax purposes; however, this gain did not affect cash income taxes payable, since it was offset by previously recognized US income tax losses. The reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Excluding the impact of this reorganization, our effective tax rate would have been 28.5%. Since the entire $6.2 million tax impact of the reorganization was recognized immediately in Q1 10, we anticipate a lower effective tax rate in the remaining quarters of 2010. Therefore, we believe that we will be within the expected target range of 32.5 to 34.5% set out in our 2009 Financial Review by the end of 2010. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009

Gross revenue	371.1	371.6	342.8	384.2
Net revenue	303.8	296.8	274.8	306.7
Net income (loss)	22.7	13.7	22.9	(10.0)
EPS – basic	0.50	0.30	0.50	(0.22)
EPS – diluted	0.49	0.30	0.50	(0.22)

	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008

Gross revenue	388.1	404.8	369.3	347.6
Net revenue	318.1	343.3	297.0	289.2
Net income	22.3	20.7	20.0	(30.0)
EPS – basic	0.49	0.45	0.44	(0.66)
EPS – diluted	0.49	0.45	0.44	(0.66)
Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

(In millions of Canadian dollars)	Q2 10 vs. Q2 09	Q1 10 vs. Q1 09	Q4 09 vs. Q4 08	Q3 09 vs. Q3 08

Increase (decrease) in gross revenue due to:
Acquisition growth	6.8	5.8	50.6	70.3
Internal growth	(5.4)	(8.6)	(54.5)	(43.2)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(18.4)	(30.4)	(22.6)	9.5

Total net (decrease) increase in gross revenue	(17.0)	(33.2)	(26.5)	36.6

During Q1 10, our gross revenue decreased by $33.2 million, or 8.2%, to $371.6 million compared to $404.8 million in the same period in 2009. Approximately $8.6 million of this decrease resulted from a decline in revenue from internal growth and a $30.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q1 10—partially offset by a $5.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q1 10 decreased by $7.0 million, or 33.8%, from the same period in 2009. Diluted earnings per share for Q1 10 decreased by $0.15, or 33.3%, compared to Q1 09. During Q1 10, we reorganized our corporate tax structure, which increased our income tax expense by $6.2 million, resulting in a negative impact on our net income and earnings per share. Excluding this one-time impact, our net income for Q1 10 would have been $19.9 million, and our diluted earnings per share would have been $0.43. Our Q1 10 results were also negatively impacted by a decrease in gross margin from 56.4% in Q1 09 to 55.5% in Q1 10 mainly due to competitive pressures to reduce project fees, larger multiyear contracts, and the nature of projects in progress during the quarter. Our Q1 10 results were positively impacted by a decrease in administrative and marketing expenses as a percentage of net revenue from 43.1% to 42.2% and a decrease in interest expense of $1.7 million.

During Q4 09, our gross revenue decreased by $26.5 million, or 7.2%, to $342.8 million compared to $369.3 million for the same period in 2008. Approximately $54.5 million of this decrease resulted from a decline in revenue from internal growth and a $22.6 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q4 09—partially offset by a $50.6 million increase in revenue from acquisitions completed in 2009. Net income during Q4 09 increased by $2.9 million, or 14.5%, from the same period in 2008. Diluted earnings per share for Q4 09 increased by $0.06, or 13.6%, compared to Q4 08. Our Q4 09 results were negatively impacted by the decline in gross revenue but positively impacted by an increase in gross margin as a percentage of net revenue. Our gross margin increased to 56.7% in Q4 09 compared to 55.7% in Q4 08 mainly due to an increase in gross margin in our Environment practice area as a result of the mix of projects in progress during the quarter. With the growth of our Environment practice area over the year, we were able to secure larger projects, which, due to their nature, presented greater opportunities to produce higher margins. Net income in Q4 09 was also positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.0% in Q4 08 to 41.1% in Q4 09. This decrease was primarily due to a decrease in provisions for claims for our self-insured liability and continued focus by staff on operating efficiently and managing costs during difficult economic times.

During Q3 09, our gross revenue increased by $36.6 million, or 10.5%, to $384.2 million compared to $347.6 million for the same period in 2008. Approximately $70.3 million of this increase resulted from the acquisitions completed in 2008 and 2009 and a $9.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q3 09 compared to Q3 08—offset by a $43.2 million decline in internal growth. Net loss decreased from $(30.0) million in Q3 08 to $(10.0) million in Q3 09, and diluted loss per share decreased from $(0.66) in Q3 08 to $(0.22) in Q3 09. During the quarter, our net income and earnings per share were negatively impacted by a $35.0 million impairment of goodwill. This non-cash charge decreased our diluted earnings per share by $0.77. Excluding the impact of the $35.0 million goodwill impairment charge, our net income for Q3 09 would have been $25.0 million, and our diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

earnings per share would have been $0.55. Our Q3 09 results were positively impacted by an increase in our gross margin as a percentage of net revenue from 56.0% to 56.5% due to improved project execution and the nature of projects in progress during the quarter. Our results were also positively impacted by a $23.4 million reduction in the impairment of goodwill and intangible assets and a $1.7 million increase in income from associated companies. Our Q3 09 results were negatively impacted by an increase in interest expense of $0.9 million and an increase in administrative and marketing expenses as a percentage of net revenue from 39.2% to 41.3%, which included one-time charges for severance payments and costs associated with downsizing our operations in certain areas.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2010, compared to December 31, 2009:

(In millions of Canadian dollars, except ratios)	Jun 30, 2010	Dec 31, 2009	Change

Current assets	445.5	409.3	36.2
Current liabilities	(256.1)	(283.8)	27.7
Working capital (note 1)	189.4	125.5	63.9
Current ratio (note 1)	1.74	1.44	n/a

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2009 Financial Review.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year to date for 2010 and 2009, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2010	2009	Change	2010	2009	Change

Cash flows from (used in) operating activities	24.5	3.9	20.6	15.1	(26.7)	41.8
Cash flows used in investing activities	(4.7)	(5.4)	0.7	(15.9)	(77.6)	61.7
Cash flows from (used in) financing activities	(6.8)	(4.4)	(2.4)	16.5	14.6	1.9

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2009 Financial Review, reduces the impact of changing market conditions on our operating cash flows. We regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2009 Financial Review of maintaining a net debt to equity ratio at or below 0.5 to 1. The net debt to equity ratio, a non-

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At June 30, 2010, our net debt to equity ratio was 0.40 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital
Our working capital (current assets less current liabilities) at the end of Q2 10 was $189.4 million compared to $125.5 million at December 31, 2009. Year to date, current assets increased by $36.2 million, and current liabilities decreased by $27.7 million. The $36.2 million increase in current assets from December 31, 2009, was mainly due to a $16.1 million increase in cash and cash equivalents, a $15.5 million increase in accounts receivable and in costs and estimated earnings in excess of billings, and an $11.2 million increase in income taxes recoverable. The increase in income taxes recoverable is mainly due to the timing of 2010 income tax installments. These increases were partially offset by a $2.8 million decrease in future income tax assets and a $3.1 million decrease in the current portion of other assets.

The $27.7 million decrease in current liabilities at June 30, 2010, compared to December 31, 2009, resulted primarily from a $23.3 million decrease in accounts payable and accrued liabilities due to the timing of payments for annual employee bonuses in Q1 10. Our billings in excess of costs and estimated earnings also decreased by $14.5 million, and our future income tax liabilities decreased by $3.7 million. These decreases were partially offset by a $10.8 million increase in the current portion of our long-term debt because of additional software capital leases entered into in 2010 and additional notes payable for acquisitions becoming due in the year.

Cash Flows From (Used in) Operating Activities
Our cash flows from operating activities were $24.5 million in Q2 10 compared to $3.9 million in Q2 09. On a year-to-date basis, our cash flows from operating activities generated $15.1 million in 2010 compared to $26.7 million used in operating activities in 2009. Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. On a year-to-date basis, the $41.8 million increase in cash flows from operating activities was a result of the following:

•	Our cash paid to suppliers was higher in 2009 because of the higher than normal trade payables and accrued liabilities assumed on the Jacques Whitford acquisition.

•	Our cash paid to employees was higher in 2009 due primarily to the payment of acquired bonuses and severances and to the timing of biweekly payroll.

•	Our income taxes paid, net of income taxes recovered, decreased in 2010 due to lower income tax installments.

The above was offset by a decrease in our receipts from clients due to the retraction of our business in 2009. As well, our investment in costs and estimated earnings in excess of billings and accounts receivable increased to 90 days in Q2 10 compared to 88 days in Q2 09.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $4.7 million in Q2 10 compared to $5.4 million in Q2 09 and $15.9 million year to date in 2010 compared to $77.6 million for the same period in 2009. Year to date, we used $1.9 million for the acquisition of PCGI and TetrES and the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., compared to using $64.3 million for the acquisition of Jacques Whitford in the same period last year.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $6.1 million in Q2 10 compared to $4.8 million in Q2 09. One factor contributing to the higher spending on property and equipment in Q2 10 was the number of improvements made to various offices. Our Q2 10 purchases were within the expected range for 2010 to support ongoing operational activity and growth. In 2010, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems to optimize and streamline our business processes and prepare for continued growth. During Q2 10, our property and equipment and software purchases were financed by cash flows from operations.

Cash Flows From (Used in) Financing Activities
Our cash flows used in financing activities were $6.8 million in Q2 10 compared to $4.4 million in Q2 09, and our cash flows from financing activities were $16.5 million year to date in 2010 compared to $14.6 million for the same period in 2009. During Q2 10, we repaid $11.1 million of our revolving credit facility and notes payable due from acquisitions compared to repaying $19.4 million in Q2 09. Year to date, we repaid $48.9 million of our revolving credit facility, acquired debt from acquisitions, and notes payable due from acquisitions and used $69.0 million of the facility, in part to pay employee bonuses, accounts payable, income taxes, and notes payable and to fund the repurchase of shares under our normal course issuer bid. In comparison, in the first two quarters of 2009, we repaid $49.2 million of our revolving credit facility, acquired debt from acquisitions, and notes payable due from acquisitions and used $68.8 million of the facility to pay employee bonuses, accounts payable, income taxes, and notes payable. As at June 30, 2010, $108.8 million was available in the revolving credit facility for future activities.

Our credit facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. In particular, at each quarter-end, we must satisfy the following specified ratios: 1) the senior debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time and 2) the EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section in our 2009 Financial Review. We were in compliance with all these covenants as at and throughout the period ended June 30, 2010.

Shareholders’ Equity
Share options exercised during the first two quarters of 2010 generated $1.0 million in cash compared to $0.5 million in cash generated during the same period in 2009. Our shareholders’ equity was reduced by $4.9 million in 2010 because of the repurchase of 198,300 shares year to date through our normal course issuer bid compared to the repurchase of no shares in the same period in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

OTHER

Outstanding Share Data
As at June 30, 2010, there were 45,588,020 common shares and 1,674,465 share options outstanding. During the period of July 1, 2010, to July 30, 2010, no shares were repurchased under our normal course issuer bid, 3,400 share options were exercised, 2,501 share options were forfeited, and no share options were cancelled. As at July 30, 2010, there were 45,591,420 common shares and 1,668,564 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as at June 30, 2010, on a discounted basis, where appropriate:

Contractual Obligations as at	Payment Due by Period
June 30, 2010
		Less than			After 5
(In millions of Canadian dollars)	Total	1 year	1–3 years	4–5 years	years

Long-term debt	252.0	41.1	210.6	0.1	0.2
Interest on debt	9.4	7.8	1.6	-	-
Operating lease commitments	351.1	67.8	114.1	78.0	91.2
Capital lease commitments	11.1	5.1	6.0	-	-
Purchase and service obligations	21.1	8.0	12.3	0.8	-
Other liabilities	4.9	1.1	0.7	0.7	2.4

Total contractual obligations	649.6	130.9	345.3	79.6	93.8

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From (Used in) Financing Activities section and notes 5 and 10 in our unaudited consolidated financial statements for the quarter ended June 30, 2010. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements
As of June 30, 2010, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.2 million that expire at various dates before June 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at June 30, 2010, we have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2010, $12.5 million in bonds (US$11.7 million) was issued under this surety facility. During Q2 09, we issued a guarantee, up to a maximum of US$60 million, to secure project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers,

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. We have not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to this guarantee.

Financial Instruments and Market Risk
The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2009 Financial Review and incorporated by reference herein.

Related-Party Transactions
There were no related-party transactions during the first two quarters of 2010.

OUTLOOK

We believe that our outlook for the rest of 2010 is stable to modest growth. The outlook for the remainder of 2010 for our Environment and Industrial practice areas is modest growth, and the outlook for our Buildings, Transportation, and Urban Land practice areas is stable. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the second quarter of 2010, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the two quarters ended June 30, 2010, there has been no significant change in our critical accounting estimates, except for those described in the Intangible Asset section above, from those described in our 2009 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the Canadian Institute of Chartered Accountants (CICA) Handbook and do not have any standardized meaning prescribed by GAAP, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, EBITDAR to debt service ratio, and backlog. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2010, there has been no significant change in our description of these non-GAAP accounting measures from that included in our 2009 Financial Review under the heading Critical Accounting

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2009 Financial Review for additional information.

Recent accounting pronouncements

International Financial Reporting Standards. The CICA will transition Canadian GAAP for public entities to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. As a result, we will prepare our consolidated financial statements in accordance with IFRS for our 2011 fiscal year beginning January 1, 2011, and include comparative figures for our 2010 fiscal year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

a) Project Management and Status
We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. We completed the preliminary planning and scoping, detailed assessment, and solution development phases. For a summary of the key activities, milestones, and deliverables for these phases, refer to our 2009 Financial Review. We are now working on the implementation phase, which we expect to complete by the fourth quarter of 2010. The fifth and final phase, postimplementation review, will commence in the first quarter of 2011. To date, we are on target with the timeline established in our detailed work plan.

In the implementation phase, we are making changes to certain processes to enable the recording of transactions under IFRS. We are now in the process of finalizing our January 1, 2010, opening consolidated statement of financial position in accordance with IFRS. In 2010, we will also compile IFRS-compliant information for comparative reporting purposes in 2011 and finalize our assessment of the impact that IFRS will have on our business activities as described below. We continue to deliver our training and communication plans, in particular to inform key internal and external stakeholders about the anticipated effects of the IFRS transition. In addition, we continue to provide status updates to the Audit Committee.

While completing the above phases, we assessed the impact that IFRS will have on our ICFR, DC&P, IT systems, and business activities as follows:

•
ICFR and DC&P. We expect minimal changes to our ICFR and DC&P. We are in the process of reviewing our internal controls regarding the IFRS changeover plan for the accumulation of 2010 comparative figures under IFRS and the changeover process in 2011. On completing our review of accounting policies, we will make a final assessment to determine changes required for ICFR.

•	IT systems. We expect minimal changes to our IT systems.

•
Business activities. During the implementation phase, we will finalize our assessment of the impact that IFRS will have on our compensation plans, debt covenants, key performance indicators, and budgeting and forecasting processes.

b) Accounting Policies and Statement Presentation
Set out below are the key areas where changes in accounting policies are expected that may impact our audited consolidated financial statements. The list, and comments, below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be the most significant; however, changes to other areas have been identified. The differences described below are those existing based on Canadian GAAP and IFRS today. We continue to monitor standard developments issued by the International Accounting Standards Board and regulatory developments issued by the Canadian Securities

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Administrators that may affect the timing, nature, or disclosure of our adoption of IFRS. Since IFRS is expected to change prior to 2011, its impact on our audited consolidated financial statements is not reasonably determinable at this time.

•	Presentation of Financial Statements (IAS 1)
Under IAS 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. We expect the adoption of IAS 1 to result in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income. For example, we expect to change our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We also expect to reclassify certain statement of financial position line items into new categories, such as “investment property,” “provisions,” “financial assets,” and “financial liabilities.”

•	Impairment of Assets (IAS 36)
Under IAS 36, an entity must assess at the end of each reporting period whether there is an indication that an asset may be impaired. When there is an indication of impairment, an impairment test is required. Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step—comparing the recoverable amount of an asset (on a discounted basis) with the carrying amount. If the carrying amount exceeds the recoverable amount, the asset value is written down to the recoverable amount. Under Canadian GAAP, the impairment of intangible assets with definite lives is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, an entity estimates the recoverable amount of the cash generating unit (CGU) or group of CGUs that the goodwill has been allocated to and compares it with the carrying amount of the CGU(s). If the carrying amount of the CGU(s) exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less cost to sell and the value in use. We are currently assessing the impact of adopting IAS 36.

•	Business Combinations (IFRS 3R)
Under IFRS 3R, postacquisition restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. Also, under IFRS 3R, an acquirer recognizes contingent consideration as part of the consideration transferred and measures it at the acquisition-date fair value. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, contingent consideration is recorded in goodwill when the contingency is resolved. Therefore, our goodwill and net income will be impacted by these changes. In addition, we expect to record the fair value of contingent consideration that exists on January 1, 2010, in our IFRS opening consolidated statement of financial position.

•	Interests in Joint Ventures (IAS 31)

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Under IAS 31, an entity may account for interests in joint ventures using either the equity method or the proportionate consolidation method. Canadian GAAP requires the use of the proportionate consolidation method to account for joint ventures. The IASB is in the process of amending IAS 31, which will, if implemented in the current form, prohibit proportionate consolidation. We are currently assessing the impact of this proposed amendment and expect our assets and liabilities from joint ventures, previously recorded in specific asset and liability line items, will be reported in one line item in the statement of financial position as a result of changing our joint venture accounting from the proportionate consolidation to the equity method.

•	Income Taxes (IAS 12)
IFRS and Canadian GAAP accounting for income taxes is similar. However, various changes in accounting policies under IFRS will impact the corresponding deferred tax asset or liability. In addition, as required by IAS 12, we will reclassify deferred tax assets and liabilities from current to non-current.

c) IFRS 1 exemptions
Most adjustments required on the transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The most significant exemptions that apply to our Company include the following:

•	Business combinations.
We expect to apply the business combinations exemption in IFRS 1 not to apply IFRS 3R, “Business Combinations,” retrospectively to past business combinations. Accordingly, we would not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date would not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•	Fair value or revaluation as deemed cost.
We expect to elect to measure buildings, classified as property and equipment and investment property, at their fair values and use that amount as their deemed cost at January 1, 2010. The cost of buildings would be determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

•	Cumulative currency translation adjustment.
We expect to elect to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010, by transferring the balance at that date to retained earnings.

•	Share-based payments.
We expect to elect not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we expect not to apply IFRS 2 to liabilities that were settled before January 1, 2010.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements in connection with our conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISKFACTORS

For the two quarters ended June 30, 2010, there has been no significant change in our risk factors from those described in our 2009 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENTS

•
On July 2, 2010, we acquired the shares and business of Portland, Maine-based Industry and Energy Associates, LLC (IEA), which added approximately 55 staff to our Company. The acquisition of IEA enhances our expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start up services for the energy market.

•
On July 23, 2010, we acquired the shares and business of WilsonMiller, Inc., which added approximately 265 staff to our Company. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

•
On July 30, 2010, we acquired the net assets and business of Natural Resources Consulting, Inc. (NRC), which added approximately 60 staff to our Company. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthens our Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

IEA, WilsonMiller, Inc., and NRC were acquired for an aggregate cash consideration of $11.9 million and promissory notes of $15.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	30,800	14,690
Accounts receivable, net of allowance for doubtful accounts of $ 9,420 ($9,395 – 2009)	256,005	253,205
Costs and estimated earnings in excess of billings	108,480	95,794
Income taxes recoverable	23,385	12,144
Prepaid expenses	10,736	11,352
Future income tax assets	12,699	15,518
Other assets (note 4)	3,412	6,550

Total current assets	445,517	409,253
Property and equipment	106,363	108,256
Goodwill	475,756	468,814
Intangible assets (note 3)	64,950	64,155
Future income tax assets	14,612	23,940
Other assets (note 4)	46,940	49,127

Total assets	1,154,138	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,308	-
Accounts payable and accrued liabilities	143,844	167,175
Billings in excess of costs and estimated earnings	37,521	52,007
Current portion of long-term debt (note 5)	46,229	35,428
Future income tax liabilities	11,931	15,643
Other liabilities (note 6)	12,301	13,558

Total current liabilities	256,134	283,811
Long-term debt (note 5)	216,894	198,769
Future income tax liabilities	30,797	29,536
Other liabilities (note 6)	64,023	63,849

Total liabilities	567,848	575,965

Non-controlling interest in subsidiaries (note 2)	103	186

Commitments, contingencies, and guarantees (notes 2 and 5)

Shareholders' equity
Share capital (note 8)	222,450	221,983
Contributed surplus	13,485	12,606
Retained earnings	397,115	364,569
Accumulated other comprehensive loss (note 11)	(46,863)	(51,764)

Total shareholders' equity	586,187	547,394

Total liabilities and shareholders' equity	1,154,138	1,123,545

See accompanying notes

JUNE 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
	2010	2009	2010	2009
(In thousands of Canadian dollars, except share and per share amounts)	$	$	$	$

INCOME
Gross revenue	371,168	388,121	742,729	792,921
Less subconsultant and other direct expenses	67,342	70,061	142,123	131,571

Net revenue	303,826	318,060	600,606	661,350
Direct payroll costs	134,581	141,319	266,515	291,163

Gross margin	169,245	176,741	334,091	370,187
Administrative and marketing expenses (notes 8 and 14)	124,934	131,301	250,063	279,363
Depreciation of property and equipment	5,766	6,045	11,246	12,360
Amortization of intangible assets	2,917	4,250	7,859	10,426
Impairment of intangible assets (note 3)	1,772	-	1,772	-
Net interest expense (note 5)	2,329	3,008	4,009	6,438
Share of income from associated companies	(635)	(568)	(1,213)	(842)
Foreign exchange losses	822	1,403	1,108	1,971
Other income (note 4)	(252)	(204)	(343)	(550)

Income before income taxes	31,592	31,506	59,590	61,021

Income taxes
Current	6,555	8,824	14,722	20,696
Future	2,329	323	8,459	(2,695)

Total income taxes	8,884	9,147	23,181	18,001

Net income for the period	22,708	22,359	36,409	43,020

Weighted average number of shares outstanding – basic	45,727,380	45,473,500	45,726,090	45,469,180

Weighted average number of shares outstanding – diluted	45,994,449	45,875,464	46,024,452	45,882,267

Shares outstanding, end of the period	45,588,020	45,505,457	45,588,020	45,505,457

Earnings per share (note 8)
Basic	0.50	0.49	0.80	0.95

Diluted	0.49	0.49	0.79	0.94

See accompanying notes

JUNE 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

	Shares Outstanding (note 8)	Share Capital (note 8)	Contributed Surplus (note 8)	Retained Earnings	Accumulated Other Comprehensive Loss (AOCL) (note 11)	Total

(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2008	45,448,123	218,757	10,458	308,629	1,131	538,975

Comprehensive income:
Net income				43,020		43,020
Currency translation adjustments					(18,375)	(18,375)
Unrealized gains on cash flow hedge					516	516
Unrealized gains on financial assets					983	983
Realized gains transferred to net income					(13)	(13)

Total comprehensive income				43,020	(16,889)	26,131

Share options exercised for cash	57,334	538				538
Stock-based compensation expense			1,989			1,989
Reclassification of fair value of stock options previously expensed		200	(200)			-

Balance, June 30, 2009	45,505,457	219,495	12,247	351,649	(15,758)	567,633

Retained earnings and AOCL					335,891

Balance, December 31, 2009	45,716,820	221,983	12,606	364,569	(51,764)	547,394

Comprehensive income:

Net income				36,409		36,409
Currency translation adjustments					3,786	3,786
Unrealized gains on cash flow hedge					1,133	1,133
Unrealized losses on financial assets					(287)	(287)
Realized losses transferred to net income					269	269

Total comprehensive income				36,409	4,901	41,310

Share options exercised for cash	69,500	1,036				1,036
Stock-based compensation expense			1,334			1,334
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)	(3,863)		(4,887)
Reclassification of fair value of stock options previously expensed		396	(396)			-

Balance, June 30, 2010	45,588,020	222,450	13,485	397,115	(46,863)	586,187

Retained earnings and AOCL					350,252

See accompanying notes

JUNE 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	363,757	380,221	712,973	801,094
Cash paid to suppliers	(116,626)	(131,254)	(252,172)	(308,609)
Cash paid to employees	(210,829)	(228,590)	(415,888)	(473,357)
Dividends from equity investments	1,885	567	2,787	592
Interest received	605	486	1,728	1,134
Interest paid	(3,173)	(2,714)	(8,551)	(7,252)
Income taxes paid	(12,362)	(15,481)	(27,363)	(41,413)
Income taxes recovered	1,177	661	1,547	1,066

Cash flows from (used in) operating activities (note 15 )	24,434	3,896	15,061	(26,745)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(884)	(342)	(1,934)	(64,342)
Decrease (increase) in investments held for self-insured liabilities	2,122	(1,186)	(94)	(1,234)
Purchase of property and equipment	(5,965)	(4,408)	(11,441)	(12,188)
Purchase of intangible assets	(100)	(390)	(2,624)	(856)
Proceeds on disposition of property and equipment	133	990	195	1,042

Cash flows used in investing activities	(4,694)	(5,336)	(15,898)	(77,578)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(11,134)	(19,382)	(48,893)	(49,179)
Proceeds from long-term borrowings	5,000	14,880	69,000	68,771
Repayment of acquired bank indebtedness (note 2)	-	-	-	(4,596)
Net change in bank indebtedness financing	4,308	-	4,308	-
Repayment of capital lease obligation	(808)	(294)	(4,021)	(983)
Repurchase of shares for cancellation	(4,887)	-	(4,887)	-
Proceeds from issue of share capital	729	322	1,036	538

Cash flows from (used in) financing activities	(6,792)	(4,474)	16,543	14,551

Foreign exchange gain (loss) on cash held in foreign currency	945	(1,001)	404	(469)

Net increase (decrease) in cash and cash equivalents	13,893	(6,915)	16,110	(90,241)
Cash and cash equivalents, beginning of the period	16,907	20,653	14,690	103,979

Cash and cash equivalents, end of the period	30,800	13,738	30,800	13,738

See accompanying notes

JUNE 30, 2010
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1 .. General Accounting Policies

These unaudited interim consolidated financial statements of Stantec Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2009, annual consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2009, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

Recent accounting pronouncements

International Financial Reporting Standards. In February 2008, the Canadian Institute of Chartered Accountants (CICA) confirmed that Canadian reporting issuers will need to begin reporting under International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. The Company has now completed the preliminary planning and scoping, detailed assessment, and solution development phases and has commenced the implementation phase. To date, it is on target with the original timeline in its detailed work plan.

In the preliminary planning and scoping phase, the Company established a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from its Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. Also during this phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In the detailed assessment phase, the Company established issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. During this phase, the Company also established and implemented a communication and training plan and provided training to the Stantec Board of Directors, Audit Committee, key employees, and stakeholders. Considering the impacts of IFRS on the Company's financial disclosure, business processes, information technology, and internal control over financial reporting was integral to the detailed assessment and solution development phases. During these phases, the Audit Committee reviewed the Company’s potential policy choices, optional exemptions, and financial statement presentation under IFRS. These phases also provided insight into the most significant areas of difference applicable to the Company, including business combinations and impairment of assets as well as more extensive presentation requirements under IFRS. The areas of significance identified are based on available information and the Company’s expectations as of the date of this report and are subject to change with new facts and circumstances.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company continues to monitor the development of standards and regulations issued by the International Accounting Standards Board and Canadian Securities Administrators that may affect the timing, nature, or disclosure of its adoption of IFRS. At this phase of the project, the Company has not quantified the financial reporting impact of the differences between Canadian GAAP and IFRS on its operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at June 30, 2010, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. During the second quarter of 2010, $1.7 million ($2.1 million –2009) in contingent consideration of this nature was recorded. No contingent consideration was recorded in Q1 10 (Q1 09 –nil).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. (PCGI) for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened our program and project management expertise.

On April 30, 2010, the Company acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES ) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm will strengthen our environmental services in Canada.

During the first two quarters of 2010, the Company adjusted the purchase prices on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; and the Dunlop Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

The Company expects to finalize the purchase price allocation for the Granary Associates, Inc. acquisition during the third quarter of 2010, the purchase price allocation for the PCGI acquisition in the fourth quarter of 2010, and the purchase price allocation for the Tetr ES acquisition in the first quarter of 2011.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford for cash consideration of $64.0 million and notes payable of $79.0 million. This firm was a leading provider of environmental management and remediation and geotechnical engineering services. The acquisition of Jacques Whitford increased the Company’s presence in Canada and the eastern United States and expanded its ability to provide environmental assessment and permitting services, especially for the energy sector.

During the first two quarters of 2009, the Company adjusted the purchase price on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two quarters of each year are as follows:

	2010	2009
(In thousands of Canadian dollars)	$	$

Cash consideration	2,175	64,342
Notes payable	3,935	69,471

Purchase price	6,110	133,813

Assets and liabilities acquired at fair values
Cash acquired	241	-
Bank indebtedness assumed	-	(4,596)
Non-cash working capital	1,163	29,268
Property and equipment	230	14,524
Investments	(24)	4,767
Goodwill	3,915	92,491
Intangible assets
Client relationships	-	10,487
Contract backlog	-	9,595
Other	-	3,553
Other long-term liabilities	1,047	(2,314)
Non-controlling interest in subsidiaries	83	(207)
Long-term debt	-	(13,993)
Future income taxes	(545)	(6,678)
Capital lease obligations	-	(3,084)

Net assets acquired	6,110	133,813

Of the goodwill and intangible assets resulting from the acquisitions completed in the first two quarters of 2010, $671,000 is deductible for income tax purposes (2009 – nil).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 6). Adjustments to the exit liabilities may impact goodwill.

As a result of the Tetr ES and PCGI acquisitions, the Company assumed commitments for operating leases of approximately $982,000 with lease terms ranging from one to five years.

3. Intangible Assets

In accordance with its accounting policies, the Company reviews intangible assets at each reporting date to determine whether there is an indicator of impairment. If an indication of impairment exists, the intangible asset is tested for recoverability. The determination of recoverability is based on an estimate of undiscounted cash flows. If the carrying value of the intangible asset exceeds the recoverable amount, the fair value of the intangible asset is determined. An impairment loss is recorded based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.

During the second quarter of 2010, the Company recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in the Company's New York, New York, office. The remaining carrying value of these certain client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

4. Other Assets

	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	38,560	38,418
Investments in associated companies	4,734	6,631
Investments – other	684	713
Holdbacks on long-term contracts	3,940	3,411
Assets held for sale	845	845
Other	1,589	5,659
	50,352	55,677
Less current portion	3,412	6,550

	46,940	49,127

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at June 30, 2010. The bonds bear interest at rates ranging from 0.63% to 5.5% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The unrealized gains and losses are recorded in other comprehensive income. During the first two quarters of 2010, interest income for bonds of $642,000 was recorded in other income. The term to maturity of the bond portfolio ranges from within one to five years.

The Company is in the process of selling certain land and equipment. These assets meet the criteria for assets held for sale. Therefore, they are measured at the lower of their carrying value and fair value less costs to dispose and are no longer depreciated.

5. Long-Term Debt

	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	186	177
Other notes payable	71,144	91,830
Bank loan	180,740	134,600
Capital lease obligations	11,053	7,590
	263,123	234,197
Less current portion	46,229	35,428

	216,894	198,769

The weighted average rate of interest on the other notes payable is 4.85% (December 2009 – 4.98%) . The notes may be supported by promissory notes and are due at various times from 2010 to 2013. The aggregate maturity value of the notes is $71,184,000 (December 31, 2009 – $91,895,000). As at June 30, 2010, $20,603,000 (December 31, 2009 –$25,684,000) of the notes' carrying value was payable in US funds (June 30, 2010 – US$19,353,000; December 31, 2009 –US$24,438,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at June 30, 2010.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65,85, or 125 basis points. As at June 30,2010 , $106,460,000 of the bank loan was payable in US funds (US$100,000,000), and $74,280,000 was payable in Canadian funds. As at December 31, 2009, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 7).

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at June 30, 2010, was 2.94% (December 31, 2009 – 3.42%). The credit facility contains restrictive covenants (note 10). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q2 10 was $2,380,000 (Q2 09 – $2,903,000 ), with a year-to-date expense of $4,463,000 (Q2 09 – $6,459,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At June 30, 2010, the Company had issued and outstanding letters of credit totaling $4,664,000 (December 31, 2009 – $141,000) payable in Canadian funds and $1,523,000 (US$1,431,000) (December 31, 2009 – $1,882,000, US$1,791,000) payable in US funds that expire at various dates before June 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2010, $108,765,000 (December 31, 2009 –$163,377,000) was available in the revolving credit facility for future activities.

As at June 30, 2010, $55,000 in additional letters of credit had been assumed from acquisitions (December 31, 2009 –$114,000 payable in Canadian funds, $518,000 [US$493,000] payable in US funds). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2010, $12,476,000 (US$11,719,000) (December 31, 2009 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

During Q2 09, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

As at June 30, 2010, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 2.46% to 14.71% . These capital leases expire at various dates before April 2013.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

6. Other Liabilities

	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	35,809	31,284
Deferred gain on sale leaseback	4,659	4,877
Lease inducement benefits	20,875	21,764
Liabilities on lease exit activities	3,589	6,171
Liability for uncertain tax positions	1,656	1,529
Derivative financial instruments (note 7)	553	2,427
Other	9,183	9,355

	76,324	77,407
Less current portion	12,301	13,558
	64,023	63,849

Provision for self-insured liabilities
	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	31,284	30,265
Current period provision	7,481	9,443
Payment for claims settlement	(3,585)	(4,761)
Impact of foreign exchange	629	(3,663)

Provision, end of the period	35,809	31,284

Liabilities on lease exit activities
	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	6,171	4,081
Current period provision:
Established for existing operations	273	3,728
Resulting from acquisitions	-	1,677
Costs paid or otherwise settled	(1,818)	(3,755)
Adjustments to purchase price allocation	(1,047)	1,029
Impact of foreign exchange	10	(589)

Liability, end of the period	3,589	6,171

7. Derivative Financial Instruments

As at June 30, 2010, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$58,000,000 at rates ranging from 1.06030 to 1.06339 per US dollar maturing over the next two months. As at June 30, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US $60,000,000 at rates ranging from1.1566 to1.1614 per US dollar maturing over the next month. These

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at June 30, 2010, was an unrealized gain of $101,000 (June 30, 2009 – unrealized gain of $74,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matures on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indications and forecasts at June 30, 2010, is an unrealized loss of $553,000 ($398,000 net of tax) (December 31, 2009 – unrealized loss of $2,157,000 [$1,531,000 net of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to June 30, 2010.

8. Share Capital

During Q2 10, 198,300 common shares (Q2 09 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $4,887,000. Of this amount, $965,000 and $59,000 reduced share capital and contributed surplus accounts, respectively, with $3,863,000 being charged to retained earnings. No common shares were repurchased for cancellation in Q1 10 (Q1 09 – nil).

During Q2 10, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to purchase up to 2,287,166 common shares during the period of June 1, 2010, to May 31, 2011.

During Q2 10, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. During Q2 10, no common shares were issued pursuant to the prospectus.

During Q2 10, the Company recognized a stock-based compensation expense of $779,000 ( Q2 09 – $1,401,000 ) in administrative and marketing expenses. Of the amount expensed, $679,000 related to the fair value of options granted, and $100,000 related to deferred share unit compensation. Of the amount expensed during Q2 09, $994,000 related to the fair value of options granted, and $407,000 related to deferred share unit compensation.

During the first two quarters of 2010, the Company recognized a stock-based compensation expense of $1,359,000 ( Q2 09 – $2,221,000) in administrative and marketing expenses. Of the amount expensed, $1,334,000 related to the fair value of options granted, and $25,000 related to deferred share unit compensation. Of the amount expensed during Q2 09, $1,989,000 related to the fair value of options granted, and $232,000 related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, and the deferred share unit compensation was reflected through other liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Share options

	As at June 30
	2010		2009

	Share Options	Weighted Average Exercise Price	Share Options	Weighted Average Exercise Price
	#	$	#	$

Share options, beginning of the period	1,752,298	22.65	2,061,828	20.97
Exercised	(69,500)	14.90	(57,334)	9.39
Forfeited	(4,168)	29.64	(19,168)	29.25
Cancelled	(4,165)	29.88	(4,998)	30.61

Share options, end of the period	1,674,465	22.94	1,980,328	21.20

At June 30, 2010, 1,234,317 (June 30, 2009 – 1,100,575 ) share options were exercisable at a weighted average price of $20.49 (June 30, 2009 – $15.37 ).

At June 30, 2010, 870,000 (June 30, 2009 – 895,000) share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the chief executive officer (CEO) and the directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by- volume average of the closing market price of the Company's common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value based on the weighted-by-volume average market price of the Company's shares for the last 10 trading days of the period end date. As at June 30, 2010, 97,888 units were outstanding (June 30, 2009 – 58,775).

9. Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case unrealized gains and losses are recorded in other comprehensive income.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party market indications and forecasts. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying values of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which was $325,466,000 as at June 30, 2010 (December 31, 2009 – $306,313,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At June 30, 2010, there were 63 days of revenue in accounts receivable (December 31, 2009 – 59 days).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $300 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2010. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 10).

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The timing of undiscounted cash outflows relating to financial liabilities as at June 30, 2010, is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

Bank indebtedness	4,308	4,308	-	-
Accounts payable and accrued liabilities	143,844	143,844	-	-
Long-term debt	263,870	46,229	216,708	933
Interest rate swap	553	553	-	-
Other liabilities	7,871	3,252	2,113	2,506

Total contractual obligations	420,446	198,186	218,821	3,439

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 7).

If the interest rate on the Company's loan balance at June 30, 2010, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $67,000 for the quarter and $133,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during 2008.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 7).

If the exchange rates had been $0.01 higher or lower at June 30, 2010, with all other variables held constant, net income would have increased or decreased by approximately $12,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

10. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion), bank indebtedness, and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2010 remained unchanged from those for 2009.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.40 to 1 at June 30, 2010 (December 31, 2009 – 0.40 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 8.9% for the four quarters ended June 30, 2010 (December 31, 2009 – 10.1%) . The Company's ROE was below target because of the tax impact of the reorganization of its corporate tax structure in Q1 10, the goodwill impairment charges recorded in Q3 08 and Q3 09, and the intangible assets impairment charge recorded in Q3 08.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended June 30, 2010.

11. Accumulated Other Comprehensive Income (Loss)
				Realized
				(Gains)
				Losses on
		Unrealized	Unrealized	Financial
		Gains	Gains	Assets
	Currency	(Losses) on	(Losses) on	Transferred
	Translation	Cash Flow	Financial	to Net
	Adjustments	Hedge	Assets	Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	(18,375)	727	1,001	(13)	(16,660)
Income tax effect	-	(211)	(18)	-	(229)

Balance, June 30, 2009	(11,965)	(2,458)	(928)	(407)	(15,758)

Balance, December 31, 2009	(50,838)	(1,531)	780	(175)	(51,764)
Current period activity	3,786	1,604	(292)	274	5,372
Income tax effect	-	(471)	5	(5)	(471)

Balance, June 30, 2010	(47,052)	(398)	493	94	(46,863)

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0646 (December 31, 2009 – 1.0510) .

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 7). The length of time over which the Company hedges its exposure to variability in future cash flows from the interest on its revolving credit facility is two months.

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured liabilities (note 4).

12. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, consisting of Canada West, Canada East, US East, and US West, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets
	June 30, 2010	December 31, 2009
(In thousands of Canadian dollars)	$	$

Canada	313,527	306,718
United States	333,213	334,031
International	329	476

	647,069	641,225

Geographic information	Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

Canada	223,991	219,761	443,486	431,251
United States	141,553	160,675	287,383	345,171
International	5,624	7,685	11,860	16,499

	371,168	388,121	742,729	792,921

Gross revenue is attributed to countries based on the location of the project.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Practice area information	Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	79,408	69,645	161,460	145,307
Environment	143,734	165,809	293,563	323,903
Industrial	59,302	63,871	118,004	135,034
Transportation	46,740	47,612	89,440	96,031
Urban Land	41,984	41,184	80,262	92,646

	371,168	388,121	742,729	792,921

13. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 10 was $5,025,000 (Q2 09 – $7,360,000), with a year-to-date expense of $10,733,000 (2009 – $14,499,000).

14. Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. As at June 30, 2010, investment tax credits of $25,000 (June 30, 2009 – $178,000) were recorded as a reduction of administrative and marketing expenses.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

15. Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2010	2009	2010	2009
(in thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	22,708	22,359	36,409	43,020
Add (deduct) items not affecting cash:
Depreciation of property and equipment	5,766	6,045	11,246	12,360
Amortization of intangible assets	2,917	4,250	7,859	10,426
Impairment of intangible assets	1,772	-	1,772	-
Future income taxes	2,329	323	8,459	(2,695)
Loss on dispositions of investments and property and equipment	35	1,610	151	1,576
Stock-based compensation expense	779	1,401	1,359	2,221
Provision for self-insured liabilities	4,593	3,157	7,481	6,812
Other non-cash items	(1,159)	(3,391)	(2,734)	(5,471)
Share of income from associated companies	(635)	(568)	(1,213)	(842)
Dividends from equity investments	1,885	567	2,787	592

	40,990	35,753	73,576	67,999

Change in non-cash working capital accounts:
Accounts receivable	7,079	(14,960)	4,426	34,885
Costs and estimated earnings in excess of billings	(6,679)	5,655	(10,410)	(15,583)
Prepaid expenses	(663)	51	782	(595)
Accounts payable and accrued liabilities	(7,021)	(12,039)	(27,778)	(86,584)
Billings in excess of costs and estimated earnings	(4,988)	(4,317)	(14,675)	(6,027)
Income taxes payable/recoverable	(4,284)	(6,247)	(10,860)	(20,840)

	(16,556)	(31,857)	(58,515)	(94,744)

Cash flows from (used in) operating activities	24,434	3,896	15,061	(26,745)

16. Subsequent Events

On July 2, 2010, the Company acquired the shares and business of Industry and Energy Associates, LLC (IEA). The acquisition of IEA, headquartered in Portland, Maine, enhances the Company's expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start up services for the energy market.

On July 23, 2010, the Company acquired the shares and business of WilsonMiller, Inc. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC). The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthens the Company's Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

IEA, WilsonMiller, and NRC were acquired for an aggregate cash consideration of $11,875,000 and promissory notes of $15,825,000.

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

JUNE 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities
Exchange Listing
Stantec shares are
listed on the Toronto
Stock Exchange and
New York Stock
Exchange under
the symbol STN.

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com